PINNACLE FUND, LLLP
654 Broadway, Suite 5 | New York, New York 10012
Telephone (212) 614-8952 | Facsimile (646) 390-6784


June 29, 2009
VIA OVERNIGHT DELIVERY AND FACSIMILE

Management and Board of Directors
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

Re:	Request to Give Shareholders an opportunity to Communicate with You

Dear Management and the Board of Directors:

I am writing to request - for a third time - that you not deprive Asure shareholders of an open question and answer session for shareholders, individuals, and interested parties relating to the release of quarterly earnings. It has been Asure's (and the industry's) long-established practice to do this, and in your June 12 announcement of the June 18 call you gave instructions for participation, but those who tried could not comment, according to at least seven holders we are aware of. Two recent communications - one sent to Asure's Chairman Dick Snyder and one sent to Asure's Director Lou Mazzuchelli directly addressing this same topic have gone unanswered.

In our recent communications to Mr. Snyder and Mr. Mazzuchelli (which we have attached), we informed them we've heard from several (now at least seven) individuals who attempted to ask questions during the June 18th earnings call and were unable to. Importantly, only one of these individuals was affiliated with Red Oak or Pinnacle. Message boards indicate other shareholders were similarly denied the chance to speak.

Given one of Asure's largest shareholders, James Gladney, informed us that he contacted Mr. Snyder in advance of the June 18th call in order to confirm whether he would be permitted to ask questions and given Asure Director Lou Mazzuchelli pro-actively emailed Mr. Gladney just 23 minutes after the earnings call started to inquire about Mr. Gladney's questions, it appears possible that there may have been an intent to provide a question and answer session and that an error occurred. However, the lack of any response from Mr. Snyder, Mr. Mazzuchelli, or anyone at ASUR now more than one week after being informed of this starts to suggest that the failure to hold a Q&A session may not have been an error. As such, if there was an error please rectify it by holding a new question and answer session as soon as possible - we believe anytime in the next few days would work well and further believe that ASUR's shareholders care enough about their company that only two days advance notification is necessary to ensure a well-attended call. We already informed Mr. Mazzuchelli in our email to him that we want what's best for all shareholders and have offered that Red Oak and Pinnacle employees will refrain from asking questions in a new call - all we want is for shareholders and interested individuals to be given their expected chance to ask about the business which they collectively own and have interest in.

Frankly, speaking, given that you are recommending that shareholders re-ratify the appointment of an auditor who billed ASUR what we believe is an absurd $420,000 in 2008, we view the 45-60 minutes of expected question and answer time as perhaps one of your most reasonable expenses and uses of time. If Mr. Snyder, Mr. Peterson, or Mrs. Harris are traveling, they can easily be conferenced in as the call has always taken one hour or less. Lastly, we remind you that your effort to take ASUR private failed by a wide enough margin that you called off the entire special meeting, a fact you may not appreciate but which clearly indicates that shareholders want the public accountability, visibility, and communication expected from a public company. We believe shareholders are owed the same opportunity to ask questions as they have received, consistent with industry practice, and would hope that you agree. As this is the last chance for shareholders and interested parties to ask questions before the scheduled Annual Meeting, you really ought to hold this call.

Further, as an owner of record of Asure's shares, Pinnacle Fund wrote you a letter on Monday, June 15th requesting information which Red Oak and Pinnacle clearly believe shareholders have a right to know. You replied - one week later - that you would not provide this information. This behavior coupled with the absence of a response or correction to the skipped June 18 question and answer session is making us increasingly concerned with the intent of Asure's management team and Board to communicate with its shareholders and provide the transparency for which you have publicly patted yourselves on the back (please refer to your May 18, 2009 press release). We ask that you provide this transparency and further reinforce that anything less indicates poor governance.

Lastly, we wish to again address your assertion that we are seeking control of ASUR without a tender offer. Because Red Oak and Pinnacle employees comprise just two of the six nominees, we reject this claim entirely. Instead, Pinnacle asked other large ASUR shareholders to refer qualified nominees, and in this manner Pat Goepel, Bob Graham, and Jeffrey Vogel were introduced to Pinnacle. Beyond this, Pinnacle and Red Oak have no relationships with nor have ever worked with any of the four unaffiliated nominees. As such, nominees Goepel, Graham, Vogel, and Ferris are truly independent of Pinnacle and Red Oak. The last time we checked, four out-votes two. If your math tells you differently then that perhaps explains why instead of attempting to reduce costs you are seeking to re-appoint Ernst & Young and saddle shareholders with yet another egregious audit bill.

Sincerely,
PINNACLE FUND, LLLP

By:	PINNACLE PARTNERS, LLC,
        its general partner

By:	RED OAK PARTNERS, L.P.,
	its general partner


By: ______________________________
    David Sandberg, Managing Member


cc: Corporate Secretary